SECU

22003515

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SEC Mail Processing

FEB 28 2022

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-024511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2021** (MM/DD/YY) AND ENDING **12/31/2021** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Koonce Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6229 EXECUTIVE BLVD.
(No. and Street)

ROCKVILLE	MD	20852
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANKLIN SCOTT KOONCE **301-897-9700**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

RW GROUP, LLC
(Name - if individual, state last, first, middle name)

400 OLD FORGE LANE	KENNETT SQUARE	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

RMS

OATH OR AFFIRMATION

I, FRANKLIN S. KOONCE, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of KOONCE SECURITIES, LLC, as of DECEMBER 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGER
Title

Subscribed and sworn to before me this 25 day of February 2022

Brittany Shepherd
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
BRITTANY SHEPHERD
Commission # HH 216667
Expires February 25, 2026

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOONCE SECURITIES, LLC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2021

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Koonce Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Koonce Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Koonce Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Koonce Securities, LLC's management. Our responsibility is to express an opinion on Koonce Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Koonce Securities, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as Koonce Securities, LLC's auditor since 2015.
Kennett Square, Pennsylvania
February 24, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

KOONCE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash	$ 1,009,922
Cash Deposits with Clearing Organizations	257,715
Receivable from Customers	-
Securities Owned, Not Readily Marketable	316,315
Prepaid Expenses	1,020
Furniture and Equipment - Net	-
Other Assets	120
Total Assets	$ 1,585,092
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Payable to Customers	$ -
Payable to Non-Customers	
Accounts Payable, Accrued Expenses	54,393
Deferred Revenue	16,000
Deferred Rent Payable	-
Total liabilities	70,393
COMMITMENTS, CONTINGENCIES AND GUARANTEES:	
Subordinated Borrowings	1,500,000
MEMBERS' EQUITY	
Members' Capital	820,000
Retained earnings	(805,301)
Total member's equity	14,699
Total liabilities and members' equity	$ 1,585,092

See accompanying notes to financial statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Koonce Securities, LLC (the "Company") is a broker and dealer in securities located in Bethesda, Maryland. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA).

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

The following is a summary of significant accounting policies followed in the preparation of the accompanying financial statements.

Securities Owned, Securities Sold Not Yet Purchased – Securities owned by the Company are valued at their fair value, determined from quoted market prices. Any unrealized gain or loss is reflected in income.

Realized gains and losses on sales of securities in inventory are calculated by using the average cost method.

Securities transactions (and any related gains or losses on sales) are recorded on a settlement date basis, which is generally the third business day following the date of trade. The effect on net income of using a settlement date basis versus a trade date basis for recording securities transactions is not material.

Property and Equipment – Furniture and equipment are stated at cost, net of $17,507 accumulated depreciation. Depreciation is calculated using accelerated methods for both financial and tax reporting purposes. All property and equipment were fully depreciated at December 31, 2019.

Leasehold improvements are stated at 0, with no accumulated amortization, and would be amortized using the straight-line method over the remaining life of the lease for financial reporting purposes and over 39 years for tax reporting purposes. All leasehold improvements were fully amortized at December 31, 2020.

Income Taxes – As an LLC the Company is no longer subject to income taxes.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due (receivable) plus deferred taxes related primarily to differences between financial and income tax reporting for securities owned, vacation accruals and other items which create recognition timing differences. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES – Continued

Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Revenue Recognition – Revenue from the sponsorship of companies to Depository Trust are recognized at the time that the company's application is submitted to DTC, which represents the satisfaction of a performance obligation. In the case of payment to us for these services in the prior year, the cash received is offset against a charge to Deferred Revenue.

Cash and Restricted Cash – The cash on the Statement of Cash Flows is as follows:

	12/31/2021
Cash and Cash Equivalents	$ 984,923
Restricted Cash	$ 25,000
Total cash, cash equivalents, and restricted Cash shown in the Statement of Cash Flows	$ 1,009,923

NOTE 2 - RECEIVABLE FROM/PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due or payable on cash and margin transactions. Securities owned by customers are held as collateral for those receivables.

NOTE 3 - SECURITIES OWNED

Securities owned by the Corporation consisted primarily of the stock of DTC (Depository Trust Corporation) at December 31, 2021, as well as $2500 in DTC preferred stock.

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that

would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

	Level 1	Level 2	Level 3	Total
Equity Securities	-	-	$ 315,316	315,316
Total	$ -	$ -	$ 315,316	$ 315,316

Level 3 Securities consist of the non-marketable securities held in DTCC (Depository Trust Company) as well as $2500 in DTC preferred stock. Stock prices are per shareholder agreement with DTCC.

Amount Held 1/1/21	$225,293
Amount Invested 5/4/21	$69,704
Amount Sold	-
Appreciation 3/31/21	$21,232
Appreciation 5/4/21	$86
Value 12/31/21	$316,315

NOTE 5 - SHORT-TERM BANK LOANS

There were no outstanding bank loans and no loan agreements as of December 31, 2021.

NOTE 6 – CURRENT AND DEFERRED INCOME TAXES

At December 31, 2021, as the Company is an LLC, it has no net operating loss carryforwards for income tax purposes.

NOTE 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated note 1.0% due March 16, 2023	$	500,000
Subordinated note 2.0% due September 17, 2023		1,000,000
Total	$	1,500,000

The scheduled maturity date hereof in each year without further action by the broker-dealer shall be extended one additional unless on or before the day 13 months preceding the scheduled maturity date then in effect, the lender shall notify the broker-dealer in writing, with a written copy to FINRA, that such scheduled maturity date shall not be extended.

At December 31, 2021, no such notification has occurred. Therefore, the remaining loans should be considered long term and automatically due to be extended.

On March 19,2020, Koonce Securities received notification from FINRA that the partial prepayment of the Subordinated Note due March 16, 2021 was approved. The firm paid off $250,000 of the $750,000 note and accrued interest to the lender, leaving $500,000 remaining.

NOTE 8 - LEASES

The Company sub-leases office space from Montgomery Investment Management at 6229 Executive Blvd. The office is rented from owner, Calvin Koonce. The sub-lease rental rate is $625 per month. The lease expires July 31, 2022, but can be extended upon agreement from both parties. Minimum lease payments remaining on the sub-lease is $6,875 for 2022. Rent expense for 2021 was $7,500.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company is related to Montgomery Investment Management, Inc. (MIM) through common ownership and control. Koonce Securities periodically reimburses MIM for certain costs shared by the two companies, primarily salary of 2 shared employees. For the year ended December 31, 2021, Koonce Securities reimbursed MIM a total of $130,075 for such expenses.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$ 1,197,243
Net Capital Requirement	$ 250,000
Ratio of Aggregate Indebtedness to Net Capital	5.88%

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 12 - CONCENTRATIONS OF CREDIT RISK

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

NOTE 12 - CONCENTRATIONS OF CREDIT RISK (Continued)

The Company is engaged in various trading and brokerage activities whose counterparties primarily include other broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions. Total cash on deposit at various times during the year exceeded the federal deposit insurance limits. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

NOTE 13 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February XX, 2022, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

NOTE 14- RESTATEMENT OF OPENING EQUITY

No items have been restated.